Exhibit 99.1

Management’s Discussion and Analysis

For the period ended March 31, 2015

Dated May 5, 2015

How We Report Our Results

Sun Life Financial Inc. (“SLF Inc.”), and its subsidiaries and joint ventures, are collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our”, and “us”. We manage our operations and report our financial results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”), and Corporate. Our Corporate segment includes the operations of our United Kingdom business unit (“SLF U.K.”) and Corporate Support operations. Our Corporate Support operations includes our Run-off reinsurance business and investment income, expenses, capital and other items not allocated to other business segments. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes (“Annual Consolidated Financial Statements” and “Interim Consolidated Financial Statements”, respectively). We prepare our unaudited Interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with the International Accounting Standard 34 Interim Financial Reporting. The information contained in this document is in Canadian dollars unless otherwise noted.

Use of Non-IFRS Financial Measures

We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to the closest IFRS measures are included in our annual and interim management’s discussion and analysis (“MD&A”) and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial results & reports. Reconciliations to IFRS measures are also available in this document under the heading Reconciliation of Non-IFRS Financial Measures.

Operating net income (loss) and financial measures based on operating net income (loss), consisting of operating earnings per share (“EPS”) or operating loss per share, and operating return on equity (“ROE”), are non-IFRS financial measures. Operating net income (loss) excludes from reported net income the impact of the following amounts that are not operational or ongoing in nature to assist investors in understanding our business performance: (i) certain hedges in SLF Canada that do not qualify for hedge accounting; (ii) fair value adjustments on share-based payment awards at MFS; (iii) the loss on the sale of our U.S. Annuity Business(1); (iv) the impact of assumption changes and management actions related to the sale of our U.S. Annuity Business(1); (v) restructuring and other related costs (including impacts related to the sale of our U.S. Annuity Business); (vi) goodwill and intangible asset impairment charges; and (vii) other items that are not operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible instruments.

Underlying net income (loss) and financial measures based on underlying net income (loss), consisting of underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from operating net income (loss) the impact of the following items that create volatility in our results under IFRS and when removed assist in explaining our results from period to period: (a) market related impacts; (b) assumption changes and management actions; and (c) other items that have not been treated as adjustments to operating net income and when removed assist in explaining our results from period to period. Market related impacts include: (i) the impact of changes in interest rates that differ from our best estimate assumptions in the reporting period on investment returns and the value of derivative instruments used in our hedging programs, including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; (ii) the impact of changes in equity markets, net of hedging, above or below our best estimate assumptions of approximately 2% growth per quarter in the reporting period and of basis risk inherent in our hedging program for products that provide benefit guarantees; and (iii) the impact of changes in the fair value of real estate properties in the reporting period. Additional information regarding these adjustments is available in the footnotes to the table included under the heading Q1 2015 vs. Q1 2014 in the Financial Summary section in this document. Assumption changes reflect the impact of revisions to the assumptions used in determining our liabilities for insurance contracts and investment contracts. The impact on our liabilities for insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, or material changes to investment policies for asset segments supporting our liabilities. Underlying EPS also excludes the dilutive impact of convertible instruments.

(1)

Effective August 1, 2013, we completed the sale of our U.S. annuities business and certain of our U.S. life insurance businesses (collectively, our “U.S. Annuity Business”). For information on our discontinued operations, refer to our 2014 Annual Consolidated Financial Statements and 2013 annual MD&A.

4	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”), premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, premiums and deposits, adjusted premiums and deposits, assets under management (“AUM”) and assets under administration, and operating effective income tax rate on an operating net income basis.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss). Reported net income (loss) refers to Common shareholders’ net income (loss) determined in accordance with IFRS. Reported net income (loss), operating net income (loss) including adjustments, underlying net income (loss) including adjustments, and net income and other comprehensive income (“OCI”) sensitivities are expressed on an after-tax basis unless otherwise noted.

All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional Information

Additional information about SLF Inc. can be found in our Annual and Interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.’s Annual Consolidated Financial Statements, annual MD&A and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in SLF Inc.’s annual report on Form 40-F and SLF Inc.’s interim MD&As and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	5

Financial Summary

	Quarterly results
($ millions, unless otherwise noted)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Net income (loss)
Operating net income (loss)(1)	446	511	467	488	454
Reported net income (loss)	441	502	435	425	400
Underlying net income (loss)(1)	516	360	517	499	440
Diluted EPS ($)
Operating EPS (diluted)(1)	0.73	0.83	0.76	0.80	0.74
Reported EPS (diluted)	0.72	0.81	0.71	0.69	0.65
Underlying EPS (diluted)(1)	0.84	0.59	0.84	0.81	0.72
Reported basic EPS ($)	0.72	0.82	0.71	0.70	0.66
Avg. common shares outstanding (millions)	613	613	612	611	610
Closing common shares outstanding (millions)	611.2	613.1	612.7	611.4	610.6
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36
MCCSR ratio(2)	216%	217%	218%	222%	221%
Return on equity (%)
Operating ROE(1)	10.4%	12.6%	11.9%	12.6%	12.0%
Underlying ROE(1)	12.1%	8.8%	13.1%	12.9%	11.6%
Premiums and deposits
Net premium revenue	2,207	2,701	2,695	2,372	2,228
Segregated fund deposits	2,411	2,155	1,907	2,611	2,576
Mutual fund sales(1)	22,124	17,071	14,714	16,267	18,567
Managed fund sales(1)	8,243	7,988	8,170	6,131	7,579
ASO premium and deposit equivalents(1)	1,769	1,855	1,638	1,495	1,760
Total premiums and deposits(1)	36,754	31,770	29,124	28,876	32,710
Assets under management
General fund assets	148,725	139,419	133,623	129,253	128,171
Segregated funds	89,667	83,938	82,058	82,461	80,054
Mutual funds, managed funds and other AUM(1)	574,166	511,085	482,499	472,677	467,662
Total AUM(1)	812,558	734,442	698,180	684,391	675,887
Capital
Subordinated debt and innovative capital instruments(3)	2,881	2,865	2,857	2,849	2,606
Participating policyholders’ equity	142	141	133	131	133
Total shareholders’ equity	19,761	18,731	18,156	17,641	17,818
Total capital	22,784	21,737	21,146	20,621	20,557

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)	Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”).
(3)

Innovative capital instruments consist of Sun Life ExchangEable Capital Securities and qualify as capital for Canadian regulatory purposes. However, under IFRS they are reported as Senior debentures in our Annual and Interim Consolidated Financial Statements. For additional information see Capital and Liquidity Management – Capital in our 2014 annual MD&A.

Unless indicated otherwise, all factors discussed in this document that impact our results are applicable to reported net income (loss), operating net income (loss), and underlying net income (loss).

Q1 2015 vs. Q1 2014

Our reported net income was $441 million in the first quarter of 2015, compared to $400 million in the first quarter of 2014. Operating net income was $446 million for the quarter ended March 31, 2015, compared to $454 million for the same period last year. Underlying net income was $516 million, compared to $440 million in the first quarter of 2014.

Operating ROE and underlying ROE in the first quarter of 2015 were 10.4% and 12.1%, respectively. Operating and underlying ROE in the first quarter of 2014 were 12.0% and 11.6%, respectively. The decrease in operating ROE compared to the first quarter of 2014 was largely due to the growth in equity as a result of foreign currency effects and retained earnings over the past twelve months.

6	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table reconciles our net income measures and sets out the impact that other notable items had on our net income in the first quarter of 2015 and 2014.

	Quarterly results
($ millions, after-tax)	Q1’15	Q1’14
Reported net income	441	400
Certain hedges that do not qualify for hedge accounting in SLF Canada	15	5
Fair value adjustments on share-based payment awards at MFS	(20)	(51)
Restructuring and other related costs	–	(8)
Operating net income(1)	446	454
Equity market impact
Impact from equity market changes	23	30
Basis risk impact	(14)	3
Equity market impact(2)	9	33
Interest rate impact
Impact from interest rate changes	(54)	(58)
Impact of credit spread movements	(10)	(13)
Impact of swap spread movements	23	7
Interest rate impact(3)	(41)	(64)
Increases (decreases) from changes in the fair value of real estate	10	5
Market related impacts	(22)	(26)
Assumption changes and management actions	(48)	40
Underlying net income(1)	516	440
Impact of other notable items on our net income:
Experience related items(4)
Impact of investment activity on insurance contract liabilities	25	36
Mortality	11	(10)
Morbidity	2	(12)
Credit	5	16
Lapse and other policyholder behaviour	(16)	(19)
Expenses	(14)	(14)
Other	4	–

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

Equity market impact consists primarily of the effect of changes in equity markets during the quarter, net of hedging, that differ from the best estimate assumptions used in the determination of our insurance contract liabilities of approximately 2% growth per quarter in equity markets. Equity market impact also includes the income impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees.

(3)

Interest rate impact includes the effect of interest rate changes on investment returns that differ from best estimate assumptions, and on the value of derivative instruments used in our hedging programs. Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations. Interest rate impact also includes the income impact of declines in assumed fixed income reinvestment rates and of credit and swap spread movements.

(4)	Experience related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities.

Our reported net income for the first quarter of 2015 and 2014 included items that are not operational or ongoing in nature and are, therefore, excluded in our calculation of operating net income. Operating net income for the first quarter of 2015 and 2014 excluded the net impact of certain hedges that do not qualify for hedge accounting in SLF Canada, fair value adjustments on share-based payment awards at MFS, and restructuring and other related costs. The net impact of these items reduced reported net income by $5 million in the first quarter of 2015 compared to a reduction of $54 million in the first quarter of 2014. In addition, our operating net income in the first quarter of 2015 increased by $33 million as a result of movements in currency rates relative to the average exchange rates in the first quarter of 2014.

Our underlying net income for the first quarter of 2015 and 2014 excludes market related impacts and assumption changes and management actions. Assumption changes and management actions in the quarter were primarily due to a $61 million revision to insurance contract liabilities relating to certain universal life products in SLF U.S. The net impact of market related impacts and assumption changes and management actions reduced operating net income by $70 million in the first quarter of 2015, compared to an increase of $14 million in the first quarter of 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	7

Net income in the first quarter of 2015 also reflected gains from investment activity on insurance contract liabilities and positive mortality experience, offset by lapse and other policyholder behaviour and expense experience.

Net income in the first quarter of 2014 also reflected gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable mortality and morbidity, lapse and other policyholder behaviour, and expense experience.

Impact of Foreign Exchange Rates

We have operations in many markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia, and Bermuda, and generate revenues and incur expenses in local currencies in these jurisdictions, which are translated to Canadian dollars.

Items impacting our Consolidated Statements of Operations, such as Revenue, Benefits and expenses, and income, are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Statements of Financial Position, such as Assets and Liabilities, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past five quarters.

	Quarterly
Exchange Rate	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Average
U.S. Dollar	1.240	1.136	1.088	1.090	1.102
U.K. Pounds	1.878	1.797	1.817	1.835	1.824
Period end
U.S. Dollar	1.269	1.162	1.120	1.067	1.105
U.K. Pounds	1.880	1.809	1.815	1.824	1.841

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. However, in a period of losses, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of foreign exchange on net income on a year-over-year basis. During the first quarter of 2015, our operating net income increased by $33 million as a result of movements in currency rates relative to the average exchange rates in the first quarter of 2014.

8	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Performance by Business Group

SLF Canada

SLF Canada is the Canadian market leader in a number of its businesses, providing products and services to 6 million Canadians. Our distribution breadth, strong service culture, technology leadership, and brand recognition provide an excellent platform for growth. SLF Canada has three main business units – Individual Insurance & Wealth, Group Benefits, and Group Retirement Services – which offer a full range of protection, wealth accumulation, and income products and services to individuals in their communities and their workplaces.

	Quarterly results
($ millions)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Underlying net income (loss)(1)	201	181	237	195	210
Market related impacts	(69)	(54)	(33)	(2)	12
Assumption changes and management actions	3	(4)	35	4	16
Operating net income (loss)(1)	135	123	239	197	238
Hedges that do not qualify for hedge accounting	15	(6)	2	(8)	5
Reported net income (loss)	150	117	241	189	243
Underlying ROE (%)(1)	10.6	9.7	12.8	10.6	11.6
Operating ROE (%)(1)	7.1	6.6	12.9	10.7	13.1
Operating net income (loss) by business unit(1)
Individual Insurance & Wealth(1)	38	80	68	96	140
Group Benefits(1)	54	55	124	53	58
Group Retirement Services(1)	43	(12)	47	48	40
Total operating net income (loss)(1)	135	123	239	197	238

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q1 2015 vs. Q1 2014

SLF Canada’s reported net income was $150 million in the first quarter of 2015, compared to $243 million in the first quarter of 2014. Operating net income was $135 million, compared to $238 million in the first quarter of 2014. Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting, which is set out in the table above.

Underlying net income in the first quarter of 2015 was $201 million, compared to $210 million in the first quarter of 2014. Underlying net income in SLF Canada excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. In the first quarter of 2015, we experienced downward pressure on net income from declining interest rates. The unfavourable effect of market related impacts in the first quarter of 2015 was primarily driven by interest rate changes partially offset by equity markets, compared to the favourable effect in the first quarter of 2014 primarily driven by equity markets partially offset by interest rates.

Net income in the first quarter of 2015 also reflected gains from investment activities on insurance contract liabilities, partially offset by unfavourable morbidity experience within Group Benefits (“GB”) including high cost drug claims, and unfavourable lapse and other policyholder experience.

Net income in the first quarter of 2014 also reflected gains from investment activities on insurance contract liabilities, partially offset by unfavourable morbidity experience in GB in our disability line of business.

In the first quarter of 2015, individual life and health insurance product sales increased to $67 million, up 3% compared to the same period last year driven by improved Career Sales Force sales. Sales of individual wealth products increased 4% over the first quarter of 2014 due to strong mutual fund sales, partially offset by declines in sales of guaranteed and fixed income products driven in part by the continued low interest rate environment. Sales of Sun Life Global Investments (Canada) Inc. (“SLGI”) demonstrated strong growth with gross sales of $811 million, up 41% over the same quarter in the prior year.

Group Retirement Services (“GRS”) new sales increased to $5.7 billion, mainly attributable to a record $5.3 billion Defined Benefit Solutions large case longevity insurance contract with BCE Inc., of which a significant portion was reinsured to a syndicate of reinsurers. GRS pension rollover sales increased 24% over the same quarter in the prior year due in part to higher average member deposits. GB sales declined 3% compared to the same quarter in the prior year, primarily driven by timing of sales in the large case market segment.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	9

SLF U.S.

SLF U.S. has three business units: Group Benefits, International, and In-force Management. Group Benefits provides protection solutions to employers and employees including group life, disability, medical stop-loss, and dental insurance products, as well as a suite of voluntary benefits products. International offers individual life insurance and investment wealth products to high net worth clients in international markets. In-force Management includes certain closed individual life insurance products, primarily universal life, and participating whole life insurance.

	Quarterly results
(US$ millions)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Underlying net income (loss)(1)	65	9	45	101	85
Market related impacts	8	16	(6)	(13)	(34)
Assumption changes and management actions	(54)	121	(42)	4	19
Operating net income (loss) (1)	19	146	(3)	92	70
Reported net income (loss)	19	146	(3)	92	70
Underlying ROE (%)(1)	9.7	1.3	6.8	15.1	12.0
Operating ROE (%)(1)	2.8	22.0	(0.4)	13.7	9.9
Operating net income (loss) by business unit(1)
Group Benefits(1)	38	(64)	(11)	3	17
International(1)	2	78	33	36	14
In-force Management(1)	(21)	132	(25)	53	39
Total operating net income (loss)(1)	19	146	(3)	92	70

(C$ millions)
Underlying net income (loss)(1)	81	13	48	111	94
Operating net income (loss)(1)	35	168	(4)	100	77
Reported net income (loss)	35	168	(4)	100	77

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q1 2015 vs. Q1 2014

SLF U.S.’s reported net income and operating net income were C$35 million in the first quarter of 2015, compared to reported net income and operating net income of C$77 million in the first quarter of 2014. There were no operating net income adjustments in SLF U.S. in 2015 or 2014. Underlying net income was C$81 million, compared to C$94 million in the first quarter of 2014. The weakening of the Canadian dollar in the first quarter of 2015 relative to average exchange rates in the first quarter of 2014 increased operating net income by $4 million.

In U.S. dollars, SLF U.S.’s reported net income and operating net income were US$19 million in the first quarter of 2015, compared to reported net income and operating net income of US$70 million in the first quarter of 2014. Underlying net income was US$65 million in the first quarter of 2015, compared to US$85 million in the first quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first quarter of 2015 was primarily driven by interest rates, compared to the unfavourable effect in the first quarter of 2014 primarily driven by interest rates. The unfavourable impact of assumption changes and management actions in 2015 were primarily due to a revision to insurance contract liabilities relating to certain universal life products.

Net income in the first quarter of 2015 also reflected favourable morbidity and mortality experience in Group Benefits and net realized gains on the sale of available for sale (“AFS”) assets, partially offset by adverse mortality and policyholder behaviour experience in In-force Management.

Net income in the first quarter of 2014 also reflected net realized gains on the sale of AFS assets, partially offset by unfavourable mortality experience in Group Benefits and In-force Management.

Sales in Group Benefits in the first quarter of 2015 decreased 11% compared to the first quarter of 2014, reflecting the impact of price increases. Within Group Benefits, medical stop-loss sales increased 21%.

Sales in International decreased 33% compared to the first quarter of 2014, as we maintained pricing discipline in recognition of the low interest rate environment, and continued to realign our marketing and distribution to focus on select regions, distributors, and customer segments.

10	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

MFS Investment Management

MFS is a premier global asset management firm which offers a comprehensive selection of products and services. Drawing on an investment heritage that emphasizes collaboration and integrity, MFS actively manages assets for retail and institutional investors around the world through mutual and commingled funds, separately managed accounts, institutional products, and retirement strategies.

	Quarterly results
(US$ millions)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Underlying net income(1)	135	137	154	133	133
Operating net income(1)	135	137	154	133	133
Fair value adjustments on share-based payment awards	(16)	–	(28)	(40)	(46)
Reported net income	119	137	126	93	87

(C$ millions)
Underlying net income(1)	168	156	168	145	147
Operating net income(1)	168	156	168	145	147
Fair value adjustments on share-based payment awards	(20)	1	(31)	(44)	(51)
Reported net income	148	157	137	101	96
Pre-tax operating profit margin ratio(2)	40%	39%	43%	40%	42%
Average net assets (US$ billions)(2)	436.4	427.3	434.7	427.9	412.0
Assets under management (US$ billions)(2)(3)	441.4	431.0	424.8	438.6	420.6
Gross sales (US$ billions)(2)	22.8	20.5	20.1	19.5	22.4
Net sales (US$ billions)(2)	(0.2)	(1.9)	(2.0)	1.4	3.7
Asset appreciation (depreciation) (US$ billions)	10.6	8.1	(11.8)	16.6	4.1

S&P 500 Index (daily average)	2,064	2,012	1,977	1,879	1,834
MSCI EAFE Index (daily average)	1,817	1,795	1,924	1,942	1,894

(1)

Represents a non-IFRS financial measure that excludes fair value adjustments on share-based payment awards at MFS. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

(2)	Pre-tax operating profit margin ratio, AUM, average net assets, and sales are non-IFRS financial measures. See Reconciliation of Non-IFRS Financial Measures.
(3)	Monthly Information on AUM is provided by MFS on its Corporate Fact Sheet, which can be found in the “About MFS” link for U.S. individual investors at www.mfs.com/wps/portal.

Q1 2015 vs. Q1 2014

MFS’s reported net income was C$148 million in the first quarter of 2015, compared to C$96 million in the first quarter of 2014. MFS had operating net income and underlying net income of C$168 million in the first quarter of 2015, compared to C$147 million in the first quarter of 2014. Operating net income and underlying net income in MFS exclude the impact of fair value adjustments on share-based payment awards, which is set out in the table above. The weakening of the Canadian dollar in the first quarter of 2015 relative to average exchange rates in the first quarter of 2014 increased operating net income by $19 million.

In U.S. dollars, MFS’s reported net income was US$119 million in the first quarter of 2015, compared to US$87 million in the first quarter of 2014. Operating net income and underlying net income were US$135 million in the first quarter of 2015, compared to US$133 million in the first quarter of 2014.

Net income increased in the first quarter of 2015 compared to the same period in 2014 driven primarily by higher average net assets partially offset by higher advertising expense and our continued investment in technological infrastructure. MFS’s pre-tax operating profit margin ratio was 40% in the first quarter of 2015, down from 42% in the first quarter of 2014.

Total AUM increased to US$441.4 billion as at March 31, 2015, compared to US$431.0 billion as at December 31, 2014. The increase of US$10.4 billion was primarily driven by gross sales of US$22.8 billion and asset appreciation of US$10.6 billion, partially offset by redemptions of US$23.0 billion. 83%, 95%, and 97% of retail fund assets ranked in the top half of their Lipper categories based on three-, five-, and ten-year performance, respectively, as at March 31, 2015.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	11

SLF Asia

SLF Asia operates through subsidiaries in the Philippines, Hong Kong, and Indonesia, as well as through joint ventures with local partners in the Philippines, Indonesia, Vietnam, Malaysia, China, and India. We offer individual life insurance products in all seven markets, and group benefits and/or pension and retirement products in the Philippines, China, Hong Kong, India, Malaysia, and Vietnam. We have also established asset management companies either directly or through joint ventures in the Philippines, China, and India. We distribute these protection and wealth products to middle- and upper-income individuals, groups, and affinity clients through multiple distribution channels.

	Quarterly results
($ millions)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Underlying net income (loss)(1)	62	50	48	39	37
Market related impacts	10	(8)	3	(1)	(6)
Assumption changes and management actions	(4)	20	–	(1)	1
Operating net income (loss)(1)	68	62	51	37	32
Reported net income (loss)	68	62	51	37	32
Underlying ROE (%)(1)	7.7	6.8	7.1	6.1	6.0
Operating ROE (%)(1)	8.6	8.4	7.5	5.8	5.1

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Q1 2015 vs. Q1 2014

SLF Asia’s reported net income and operating net income were $68 million in the first quarter of 2015, compared to reported net income and operating net income of $32 million in the first quarter of 2014. There were no operating net income adjustments in SLF Asia in 2015 or 2014. The weakening of the Canadian dollar in the first quarter of 2015 relative to average exchange rates in the first quarter of 2014 increased operating net income by $7 million.

Underlying net income was $62 million, compared to $37 million in the first quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first quarter of 2015 was primarily driven by equity markets partially offset by interest rates, compared to the unfavourable effect in the first quarter of 2014 primarily driven by interest rates partially offset by equity markets.

Net income in the first quarter of 2015 when compared with the first quarter of 2014 also reflected business growth and net gains on AFS securities in 2015; net income in the first quarter of 2014 reflected net losses on AFS securities.

Total individual insurance sales in the first quarter of 2015 were up 28% from the first quarter of 2014, with growth in all markets except in China and India and the positive impact of currency. Sales increased in the Philippines, Indonesia, and Hong Kong by 43%, 15%, and 22%, respectively, measured in local currency.

Corporate

Corporate includes the results of SLF U.K. and Corporate Support. Corporate Support includes our Run-off reinsurance business as well as investment income, expenses, capital, and other items that have not been allocated to our other business segments. SLF U.K. has a run-off block of business which has been closed to new business and focuses on supporting existing customers.

	Quarterly results
($ millions)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Underlying net income (loss)(1)	4	(40)	16	9	(48)
Market related impacts	28	23	(18)	(4)	5
Assumption changes and management actions	8	19	15	4	3
Operating net income (loss)(1)	40	2	13	9	(40)
Restructuring and other related costs	–	(4)	(3)	(11)	(8)
Reported net income (loss)	40	(2)	10	(2)	(48)
Operating net income (loss) by business unit(1)
SLF U.K.(1)	71	65	44	37	28
Corporate Support(1)	(31)	(63)	(31)	(28)	(68)
Total operating net income (loss)(1)	40	2	13	9	(40)

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

12	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2015 vs. Q1 2014

Corporate had a reported net income of $40 million in the first quarter of 2015, compared to a reported net loss of $48 million in the first quarter of 2014. Operating net income was $40 million for the first quarter of 2015, compared to an operating net loss of $40 million in the same period last year. Operating net income (loss) excludes restructuring and other related costs, which is set out in the table above.

Underlying net income was $4 million, compared to underlying net loss of $48 million in the first quarter of 2014. Underlying net income excludes from operating net income market related impacts and assumption changes and management actions, which are set out in the table above. The favourable effect of market related impacts in the first quarter of 2015 was primarily driven by swap spreads and interest rate changes partially offset by equity markets, compared to the favourable effect in the first quarter of 2014 primarily driven by interest rates and equity markets.

SLF U.K.’s operating net income was $71 million in the first quarter of 2015, compared to $28 million in the first quarter of 2014. SLF U.K.’s net income in the first quarter of 2015 reflected positive market related impacts from swap spreads and interest rate changes partially offset by equity markets. Net income in the first quarter of 2014 reflected unfavourable investing activity in annuities and lapse experience, partially offset by positive credit experience.

Corporate Support had an operating net loss of $31 million in the first quarter of 2015, compared to an operating net loss of $68 million in the first quarter of 2014. The decrease in loss was attributable to favourable results in the Run-off reinsurance business, lower interest expense resulting from a reduction in subordinated debt, lower preferred share dividends from a reduction in preferred shares, and tax benefits, and the impact of higher expenses in the first quarter of 2014.

Additional Financial Disclosure

Revenue

	Quarterly results
($ millions)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Premiums
Gross	3,723	4,023	4,080	3,758	3,638
Ceded	(1,516)	(1,322)	(1,385)	(1,386)	(1,410)
Net premium revenue	2,207	2,701	2,695	2,372	2,228
Net investment income
Interest and other investment income	1,279	1,258	1,265	1,230	1,188
Fair value and foreign currency changes on assets and liabilities	2,495	2,196	495	1,560	1,921
Net gains (losses) on available-for-sale assets	96	49	48	48	57
Fee income	1,255	1,171	1,111	1,105	1,066
Total revenue	7,332	7,375	5,614	6,315	6,460
Adjusted revenue(1)	5,715	6,261	6,280	5,900	5,700

(1)

Represents a non-IFRS financial measure that excludes from revenue the impact of Constant Currency Adjustment, FV Adjustment, and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Revenue in the first quarter of 2015 was $7.3 billion, compared to $6.5 billion in the first quarter of 2014. The increase is mainly attributable to net gains from changes in fair value of fair value through profit or loss (“FVTPL”) assets and liabilities, currency impact from the weakening Canadian dollar, higher fee income in MFS, and increased net investment income. Net gains on available-for-sale assets increased by $39 million, which was offset within Net investment income by the impact of associated hedges. The weakening of the Canadian dollar relative to average exchange rates in the first quarter of 2014 increased revenue by $377 million. Adjusted revenue was $5.7 billion in the first quarter of 2015, largely flat compared to the first quarter of 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	13

Premiums and Deposits

	Quarterly results
($ millions)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Net premium revenue	2,207	2,701	2,695	2,372	2,228
Segregated fund deposits	2,411	2,155	1,907	2,611	2,576
Mutual fund sales(1)	22,124	17,071	14,714	16,267	18,567
Managed fund sales(1)	8,243	7,988	8,170	6,131	7,579
ASO premium and deposit equivalents(1)	1,769	1,855	1,638	1,495	1,760
Total premiums and deposits(1)	36,754	31,770	29,124	28,876	32,710
Total adjusted premiums and deposits(1)(2)	34,426	32,141	30,554	30,232	33,871

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.
(2)

Represents a non-IFRS financial measure that excludes from premiums and deposits the impact of Constant Currency Adjustment and Reinsurance in SLF Canada’s GB Operations Adjustment as described in Use of Non-IFRS Financial Measures and Reconciliation of Non-IFRS Financial Measures.

Premiums and deposits were $36.8 billion in the first quarter of 2015, compared to $32.7 billion in the first quarter of 2014, primarily due to favourable currency impact. The weakening of the Canadian dollar relative to average exchange rates in the first quarter of 2014 increased total premiums and deposits by approximately $3.5 billion. Adjusted premiums and deposits of $34.4 billion in the first quarter of 2015 increased $0.6 billion from the first quarter of 2014. The increase was mainly the result of higher mutual fund sales in MFS, India, and SLF Canada, partially offset by lower managed fund sales in MFS, decreased net premium revenue in International in SLF U.S., and segregated fund deposits in SLF Canada.

Net premium revenue, which reflects gross premiums less amounts ceded to reinsurers, was $2.2 billion in the first quarter of 2015, down slightly from the first quarter of 2014. The decrease was mainly attributable to decreases in International in SLF U.S., partially offset by favourable currency impact and higher net premium revenue from SLF Asia.

Segregated fund deposits were $2.4 billion in the first quarter of 2015, compared to $2.6 billion in the first quarter of 2014. The decrease was largely attributable to decreases in GRS in SLF Canada, partially offset by increases in the Philippines in SLF Asia.

Sales of mutual funds increased $3.6 billion compared to the first quarter of 2014 driven by favourable currency impact and higher sales in MFS and India. Sales of managed funds increased by $0.7 billion in the first quarter of 2015 compared to the first quarter of 2014, primarily driven by favourable currency impact.

ASO premium and deposit equivalents of $1.8 billion in the first quarter of 2015 were largely unchanged from the first quarter of 2014.

Sales

In SLF Canada, life and health sales consist of sales of individual insurance and group benefits products; wealth sales consist of sales of individual wealth products and sales in GRS. In SLF U.S., life and health sales consist of sales by Group Benefits and individual life sales by International; wealth sales consist of investment product sales in International. In SLF Asia, life and health sales consist of the individual and group life and health sales from wholly-owned subsidiaries and joint ventures based on our proportionate equity interest in the Philippines, Hong Kong, Indonesia, India, China, Malaysia, and Vietnam; and wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales from the India and China insurance companies, and Birla Sun Life Asset Management Company’s equity and fixed income mutual fund sales based on our proportionate equity interest.

($ millions)	Q1’15	Q1’14
Life and health sales(1)
SLF Canada	234	237
SLF U.S.	85	96
SLF Asia	129	102
Total life and health sales	448	435
Wealth sales(1)
SLF Canada	2,796	4,213
SLF U.S.	164	211
SLF Asia	2,188	1,350
Total wealth sales excluding MFS	5,148	5,774
MFS sales	28,236	24,641
Total wealth sales	33,384	30,415

Large case longevity insurance sale(1)(2) – SLF Canada	5,260	–

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.
(2)	Represents the transfer of longevity risk of BCE Inc.’s Bell Canada pension plan.

14	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total Company life and health sales were $448 million in the first quarter of 2015, compared to $435 million in the same period last year.

•	SLF Canada life and health sales were $234 million in the first quarter of 2015, slightly lower compared to the first quarter of 2014
•

SLF U.S. life and health sales were $85 million in the first quarter of 2015, compared to $96 million in the first quarter of 2014, primarily driven by lower sales in individual insurance in International, partially offset by favourable currency impact

•

SLF Asia life and health sales were $129 million in the first quarter of 2015, compared to $102 million in the first quarter of 2014, driven by growth in every region except India and a favourable currency impact of $13 million

Total Company wealth sales were $33.4 billion in the first quarter of 2015, compared to $30.4 billion in the first quarter of 2014.

•	SLF Canada wealth sales were $2.8 billion in the first quarter of 2015, compared to $4.2 billion in the first quarter of 2014, mainly attributable to lower sales in GRS
•

SLF U.S. wealth sales were $164 million in the first quarter of 2015, compared to $211 million in the first quarter of 2014, due to lower investment product sales in International, partially offset by favourable currency impact

•

SLF Asia wealth sales were $2.2 billion in the first quarter of 2015, compared to $1.4 billion in the first quarter of 2014, primarily driven by higher fund sales in India and China and favourable currency impact

•	MFS gross sales were $28.2 billion in the first quarter of 2015, compared to $24.6 billion in the first quarter of 2014, largely reflecting higher mutual fund sales and favourable currency impact

Assets Under Management

AUM consist of general funds, segregated funds, and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

AUM were $812.6 billion as at March 31, 2015, compared to AUM of $734.4 billion as at December 31, 2014. The increase in AUM of $78.2 billion between December 31, 2014 and March 31, 2015 resulted primarily from:

(i)	an increase of $53.4 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(ii)	favourable market movements on the value of mutual funds, managed funds, and segregated funds of $18.5 billion;
(iii)	an increase of $2.5 billion from the change in value of FVTPL assets and liabilities;
(iv)	other business growth of $2.8 billion; and
(v)	net sales of mutual, managed, and segregated funds of $1.0 billion.

Changes in the Statements of Financial Position and in Shareholders’ Equity

Total general fund assets were $148.7 billion as at March 31, 2015, compared to $139.4 billion as at December 31, 2014. The increase in general fund assets from December 31, 2014 was primarily a result of positive currency movements of $5.0 billion, a $2.5 billion increase from the change in value of FVTPL assets and liabilities, and business growth of $1.8 billion.

Insurance contract liabilities (excluding other policy liabilities and assets) of $101.8 billion as at March 31, 2015 increased by $6.6 billion compared to December 31, 2014, mainly due to changes in balances on in-force policies (which includes fair value changes on FVTPL assets supporting insurance contract liabilities), currency movements, and balances arising from new policies.

Shareholders’ equity, including preferred share capital, was $19.8 billion as at March 31, 2015, compared to $18.7 billion as at December 31, 2014. The increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $467 million in the first quarter of 2015, before preferred share dividends of $26 million;
(ii)	an increase of $767 million from the weakening of the Canadian dollar relative to foreign currencies;
(iii)	net unrealized gains on AFS assets in OCI of $170 million; and
(iv)	proceeds of $21 million from the issuance of common shares through the Canadian dividend reinvestment and share purchase plan, and $20 million from stock options exercised; partially offset by
(v)	common share dividend payments of $221 million;
(vi)	common share repurchases of $120 million; and
(vii)	changes in liabilities for defined benefit plans of $46 million.

As at April 24, 2015, Sun Life Financial Inc. had 612.1 million common shares and 92.2 million preferred shares outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	15

Cash Flows

	Quarterly results
($ millions)	Q1’15	Q1’14
Net cash and cash equivalents, beginning of period	3,364	3,324
Cash flows provided by (used in):
Operating activities	890	167
Investing activities	(36)	(4)
Financing activities	(346)	(906)
Changes due to fluctuations in exchange rates	209	91
Increase (decrease) in cash and cash equivalents	717	(652)
Net cash and cash equivalents, end of period	4,081	2,672
Short-term securities, end of period	2,486	3,261
Net cash, cash equivalents and short-term securities, end of period	6,567	5,933

Net cash, cash equivalents and short-term securities were $6.6 billion at the end of the first quarter of 2015, compared to $5.9 billion at the end of the first quarter of 2014.

The operating activities of the Company generate cash flows which include net premium revenue, net investment income, fee income, and the sale of investments. They are the principal source of funds to pay for policyholder claims and benefits, commissions, operating expenses, and the purchase of investments. Cash flows used in investing activities primarily include transactions related to associates and joint ventures. Cash flows used in financing activities largely reflect capital transactions including dividends, the issuance and repurchase of shares, as well as the issuance and retirement of debt instruments and preferred shares.

The higher cash flow used in financing activities in the first quarter of 2014 compared to the first quarter of 2015 was largely due to the redemption of subordinated debt.

Income Taxes

In the first quarter of 2015, our effective tax rates on reported net income and operating net income were 17.1% and 17.6%, respectively. Normally, our effective tax rate is reduced below the statutory rate of 26.5% by a sustainable stream of tax benefits, mainly tax exempt investment income, that is generally expected to decrease the effective tax rate to a range of 18% to 22%.

The effective tax rate calculated on an operating basis excludes amounts attributable to participating policyholders and non-operating items.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods.

	Quarterly results
($ millions, unless otherwise noted)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14	Q4’13	Q3’13	Q2’13
Net income (loss)
Operating(1)	446	511	467	488	454	642	422	431
Reported	441	502	435	425	400	571	324	391
Underlying(1)	516	360	517	499	440	375	448	373
Diluted EPS ($)
Operating(1)	0.73	0.83	0.76	0.80	0.74	1.05	0.69	0.71
Reported	0.72	0.81	0.71	0.69	0.65	0.93	0.53	0.64
Underlying(1)	0.84	0.59	0.84	0.81	0.72	0.61	0.74	0.62
Basic Reported EPS ($)
Reported	0.72	0.82	0.71	0.70	0.66	0.94	0.53	0.65
Operating net income (loss) by segment(1)
SLF Canada(1)	135	123	239	197	238	137	215	210
SLF U.S.(1)	35	168	(4)	100	77	341	105	126
MFS(1)	168	156	168	145	147	156	120	104
SLF Asia(1)	68	62	51	37	32	42	18	46
Corporate(1)	40	2	13	9	(40)	(34)	(36)	(55)
Total operating net income (loss)(1)	446	511	467	488	454	642	422	431

(1)	Represents a non-IFRS financial measure. See Use of Non-IFRS Financial Measures.

16	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Fourth Quarter 2014

Operating net income of $511 million in the fourth quarter of 2014 reflected favourable impact from assumption changes and management actions and gains from investing activity on insurance contract liabilities. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity, lapse and other policyholder behaviour, and expense experience, which mainly consists of compensation-related and other seasonal costs.

Third Quarter 2014

Operating net income of $467 million in the third quarter of 2014 reflected favourable impact from gains from investing activity on insurance contract liabilities, positive credit experience, tax benefits and business growth. These items were partially offset by unfavourable impacts from interest rate changes, mortality and morbidity and expense experience.

Second Quarter 2014

Operating net income of $488 million in the second quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities, positive credit experience and business growth, offset by unfavourable impacts from net interest rates, morbidity experience, and expense experience.

First Quarter 2014

Operating net income of $454 million in the first quarter of 2014 reflected favourable impact from equity markets, gains from investment activity on insurance contract liabilities and positive credit experience, offset by unfavourable impacts from net interest rates, mortality and morbidity experience, lapse and other policyholder behaviour and expense experience.

Fourth Quarter 2013

Operating net income of $642 million in the fourth quarter of 2013 reflected $290 million of income from a management action related to the restructuring of an internal reinsurance arrangement. Net income also reflected favourable impacts from equity markets, interest rates and swap spread movements, and positive fair value movements of real estate. These were partially offset by unfavourable basis risk and credit spread movements. Investment activity on insurance contract liabilities and credit experience were more than offset by unfavourable experience from expenses, comprised mostly of seasonal costs, lapse and other policyholder behaviour, and mortality and morbidity.

Third Quarter 2013

Operating net income was $422 million in the third quarter of 2013. Net income in the third quarter of 2013 reflected favourable impacts from improved equity markets and interest rates and gains from assumption changes driven by capital market movements. These were partially offset by negative impacts from basis risk and credit and swap spread movements. Non-capital market related assumption changes and management actions in the quarter resulted in a $111 million charge to income.

Second Quarter 2013

Operating net income was $431 million in the second quarter of 2013. Net income in the second quarter of 2013 reflected favourable impacts from interest rates and credit spread movements. These gains were partially offset by unfavourable impact of declines in assumed fixed income reinvestment rates in our insurance contract liabilities, and negative impacts of equity markets and swap spread movements. Positive impacts from credit, mortality, and morbidity experience were partially offset by lapse and other policyholder behaviour and other experience factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	17

Investments

We had total general fund invested assets of $133.1 billion as at March 31, 2015, compared to $125.2 billion as at December 31, 2014. The increase in general fund invested assets of $7.9 billion was primarily a result of favourable changes in fair value and foreign currency movement. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities and mortgages and loans, with 85.1% of the general fund invested assets invested in cash and fixed income investments. Equity securities and investment properties represented 4.2% and 4.7% of the portfolio, respectively. The remaining 6.0% of the portfolio consisted of policy loans, derivative assets, and other invested assets.

The following table sets out the composition of our invested assets.(1)

	March 31, 2015		December 31, 2014
($ millions)	Carrying value	% of total carrying value	Carrying value	% of total carrying value
Cash, cash equivalents and short-term securities	6,744	5.1%	6,818	5.4%
Debt securities – FVTPL	57,176	43.0%	53,127	42.4%
Debt securities – AFS	13,537	10.2%	13,087	10.5%
Equity securities – FVTPL	4,621	3.5%	4,357	3.5%
Equity securities – AFS	930	0.7%	866	0.7%
Mortgages and loans	35,727	26.8%	33,679	26.9%
Derivative assets	2,378	1.8%	1,839	1.5%
Other invested assets	2,686	2.0%	2,375	1.9%
Policy loans	3,000	2.2%	2,895	2.3%
Investment properties	6,260	4.7%	6,108	4.9%
Total invested assets	133,059	100%	125,151	100%

(1)

The invested asset values and ratios presented are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. For invested assets supporting insurance contracts, in the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Energy Sector Exposure

Our general fund invested assets are well diversified across investment types, geographies, and sectors.

As at March 31, 2015, our exposure to the energy sector for debt securities and corporate loans was $6.2 billion, of which 96.4% is rated investment grade and above. Approximately 43% of our energy sector exposure is invested in pipeline, storage, and transportation entities and 15% is invested in integrated oil and gas entities. The remaining exposure is largely related to companies involved in exploration and production, refining, and drilling and servicing, and includes approximately 7% invested in drilling and oil field services. The revenue of pipeline, storage, and transportation entities generally has limited exposure to direct commodity price volatility as the revenue is usually fee-based. Integrated oil and gas entities are generally large, internationally diversified organizations.

Our mortgage and real estate portfolio includes office, industrial, retail, and multi-family buildings occupied by tenants representing a diversified group of industries. Our most significant property exposure to the oil and gas segment is located in Alberta, which is less than 20% of our mortgage portfolio and less than 30% of our real estate portfolio. In light of recent developments, we are actively monitoring our energy sector tenants to assess indications of stress.

Debt Securities

Our debt securities portfolio is actively managed through a regular program of purchases and sales aimed at optimizing yield, quality, and liquidity, while ensuring that the asset portfolio remains diversified and well-matched to insurance contract liabilities by duration. As at March 31, 2015, we held $70.7 billion of debt securities, which represented 53.2% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 67.3% of the total debt securities as at March 31, 2015, compared to 67.9% as at December 31, 2014. Debt securities rated “BBB” or higher represented 97.1% of total debt securities as at March 31, 2015, compared to 97.3% as at December 31, 2014.

Corporate debt securities that are not issued or guaranteed by sovereign, regional, and municipal governments represented 67.7% of our total debt securities as at March 31, 2015, compared to 66.7% as at December 31, 2014. Total government issued or guaranteed debt securities as at March 31, 2015 were $22.8 billion, compared to $22.1 billion as at December 31, 2014. Our exposure to debt securities to any single country does not exceed 1% of total invested assets on our Consolidated Statements of Financial Position as at March 31, 2015 with the exception of certain countries where we have business operations, including Canada, the United States, the United Kingdom, and the Philippines. As outlined in the table below, we have an immaterial amount of direct exposure to Eurozone sovereign credits.

18	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Debt Securities of Governments and Financial Institutions by Geography

	March 31, 2015		December 31, 2014
($ millions)	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	15,015	2,094	14,650	2,391
United States	1,553	6,560	1,590	5,992
United Kingdom	2,609	2,029	2,484	1,992
Philippines	2,804	40	2,575	17
Eurozone(1)	168	828	171	762
Other	668	1,528	611	1,390
Total	22,817	13,079	22,081	12,544

(1)	Our investments in Eurozone countries primarily include Germany, Netherlands, Spain, France, and Belgium.

Our gross unrealized losses as at March 31, 2015 for FVTPL and AFS debt securities were $0.18 billion and $0.03 billion, respectively, compared with $0.22 billion and $0.04 billion, respectively, as at December 31, 2014.

Our debt securities as at March 31, 2015 included $13.1 billion invested in the financial sector, representing approximately 18.5% of our total debt securities, or 9.8% of our total invested assets. This compares to $12.5 billion, or 18.9%, of the debt security portfolio as at December 31, 2014.

Our debt securities as at March 31, 2015 included $5.0 billion of asset-backed securities reported at fair value, representing approximately 7.1% of our debt securities, or 3.8% of our total invested assets. This compares to $4.4 billion of asset-backed securities as at December 31, 2014.

Mortgages and Loans

Mortgages and loans disclosures in this section are presented at their carrying value on our Consolidated Statements of Financial Position. As at March 31, 2015, we had a total of $35.7 billion in mortgages and loans compared to $33.7 billion as at December 31, 2014. Our mortgage portfolio, which consists almost entirely of first mortgages, was $14.0 billion. Our loan portfolio, which consists of private placement assets, was $21.7 billion. The carrying value of mortgages and loans by geographic location is set out in the following table. The geographic location for mortgages is based on location of the property, while for loans it is based on the country of the creditor’s parent.

Mortgages and Loans by Geography

	March 31, 2015			December 31, 2014
($ millions)	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,996	12,544	20,540	7,847	12,308	20,155
United States	5,998	5,946	11,944	5,563	5,196	10,759
United Kingdom	–	804	804	1	776	777
Other	–	2,439	2,439	–	1,988	1,988
Total	13,994	21,733	35,727	13,411	20,268	33,679

As at March 31, 2015, our mortgage portfolio of $14.0 billion consisted mainly of commercial mortgages, spread across approximately 2,300 loans. Commercial mortgages include retail, office, multi-family, industrial, and land properties. Our commercial portfolio has a weighted average loan-to-value ratio of approximately 54%. The estimated weighted average debt service coverage is 1.69 times, consistent with December 31, 2014. The Canada Mortgage and Housing Corporation insures 25.1% of the Canadian commercial mortgage portfolio.

As at March 31, 2015, we held $21.7 billion of corporate loans, compared to $20.3 billion as at December 31, 2014. In the current low interest rate environment, our strategy is to continue to focus our efforts on the origination of new private placement assets. Private placement assets provide diversification by type of loan, industry segment, and borrower credit quality. The loan portfolio consists of senior secured and unsecured loans to large and mid-market sized corporate borrowers, securitized lease/loan obligations secured by a variety of assets, and project finance loans in sectors such as power and infrastructure.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	19

Mortgages and Loans Past Due or Impaired

	March 31, 2015
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,879	21,710	35,589	–		–	–
Past due:
Past due less than 90 days	35	–	35	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	116	40	156	36	(1)	17	53
Total	14,030	21,750	35,780	36		17	53

	December 31, 2014
	Gross carrying value			Allowance for losses
($ millions)	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,316	20,248	33,564	–		–	–
Past due:
Past due less than 90 days	14	–	14	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	118	36	154	37	(1)	16	53
Total	13,448	20,284	33,732	37		16	53

(1)	Includes $19 million of sectoral provisions as at March 31, 2015 and $18 million of sectoral provisions as at December 31, 2014.

Impaired mortgages and loans, net of allowance for losses, amounted to $103 million as at March 31, 2015, compared to $101 million as at December 31, 2014. The net carrying value of impaired mortgages amounted to $80 million as at March 31, 2015, compared to $81 million as at December 31, 2014.

Asset Default Provision

We make provisions for possible future credit events in the determination of our insurance contract liabilities. The amount of the provision for asset default included in insurance contract liabilities is based on possible reductions in future investment yields that vary by factors such as type of asset, asset credit quality (rating), duration, and country of origin. To the extent that an asset is written off, or disposed of, any amounts that were set aside in our insurance contract liabilities for possible future asset defaults in respect of that asset are released.

Our asset default provision reflects the provision relating to future credit events for fixed income assets currently held by the Company that support our insurance contract liabilities. Our asset default provision as at March 31, 2015 was $2,131 million compared to $1,916 million as at December 31, 2014. The increase of $215 million was primarily due to increases in the provision for assets purchased net of dispositions, the depreciation of the Canadian dollar, and the increase in the fair value of assets supporting our insurance contract liabilities, partially offset by the release of provisions on fixed income assets supporting our insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are set out in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative Instruments

($ millions)	March 31, 2015	December 31, 2014
Net fair value	(293)	236
Total notional amount	50,516	48,211
Credit equivalent amount	726	738
Risk-weighted credit equivalent amount	7	7

The total notional amount of derivatives in our portfolio increased to $50.5 billion as at March 31, 2015, from $48.2 billion as at December 31, 2014. This increase was primarily attributable to increases in interest rate contracts and currency contracts. The net fair value of derivatives decreased to a net liability of $293 million as at March 31, 2015, from a net asset value of $236 million as at

20	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

December 31, 2014. This decrease was primarily due to a decrease in the fair value of our foreign exchange portfolio as a result of the depreciation of the Canadian dollar against the U.S. dollar. The decrease was partially offset by an increase in fair value on our interest rate portfolio due to a decline in yield curves.

Capital Management

Our total capital consists of subordinated debt and other capital, participating policyholders’ equity, and total shareholders’ equity which includes common shareholders’ equity and preferred shareholders’ equity. As at March 31, 2015, our total capital was $22.8 billion, up from $21.7 billion as at December 31, 2014. The increase in total capital was primarily the result of common shareholders’ net income of $441 million and other comprehensive income of $894 million, partially offset by the $120 million of common share purchases under our normal course issuer bid and $200 million of common shareholders’ dividends (net of the Canadian dividend reinvestment and share purchase plan).

The legal entity, SLF Inc. (the ultimate parent company), and its wholly owned holding companies had $1,718 million in cash and other liquid assets as at March 31, 2015 ($1,827 million as at December 31, 2014). The decrease in liquid assets held in SLF Inc. in the first quarter of 2015 was primarily attributable to common share repurchases during the quarter. Liquid assets as noted above include cash and cash equivalents, short-term investments, and publicly traded securities, and exclude cash from short-term loans.

Sun Life Assurance’s MCCSR ratio was 216% as at March 31, 2015, compared to 217% as at December 31, 2014. The slight decrease to the MCCSR ratio over the period primarily resulted from market movements. The changes in the 2015 MCCSR Guideline, effective in the first quarter of 2015, did not have a significant impact on Sun Life Assurance.

Normal Course Issuer Bid

On November 10, 2014, SLF Inc. launched a normal course issuer bid under which it is authorized to purchase up to 9 million common shares between November 10, 2014 and November 9, 2015. During the first quarter of 2015, SLF Inc. purchased and cancelled approximately 3 million common shares at a total cost of $120 million.

Risk Management

The shaded text and tables in the following section of this document represent our disclosure on market risks in accordance with IFRS 7 Financial Instruments: Disclosures and is an integral part of our unaudited Interim Consolidated Financial Statements for the quarter ended March 31, 2015. The shading in this section does not imply that these disclosures are of any greater importance than non-shaded tables and text, and the Risk Management disclosure should be read in its entirety.

We use an enterprise Risk Management Framework to assist in categorizing, monitoring, and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk, liquidity risk, and business risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the Framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

When referring to segregated funds in this section, it is inclusive of segregated fund guarantees, variable annuities, and investment products and includes Run-off reinsurance in our Corporate business segment.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as Insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates, credit and swap spreads, and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in our Consolidated Financial Statements.

The market value of our investments in fixed income and equity securities fluctuates based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS that are held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. The market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses) recorded in net income in any period is equal to the initial unrealized gains (losses) or OCI position at the start of the period plus the change in market value during the current period up to the point of sale for those securities that were sold during the period. The sale or impairment of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	21

We realized $96 million (pre-tax) in net gains on the sale of AFS assets during the first quarter of 2015 ($57 million pre-tax in the first quarter of 2014). The net unrealized gains or OCI position on AFS fixed income and equity assets were $464 million and $254 million, respectively, after-tax as at March 31, 2015 ($340 million and $208 million, respectively, after-tax as at December 31, 2014).

The following table sets out the estimated immediate impact on or sensitivity of our net income, our OCI, and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at March 31, 2015 and December 31, 2014.

Interest Rate and Equity Market Sensitivities As at March 31, 2015(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(300)	$(100)	$50	$50
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	12% points decrease	5% points decrease	5% points increase	9% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(300)	$(100)	$100	$200
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	2% points increase

As at December 31, 2014(1) ($ millions, unless otherwise noted)
Interest rate sensitivity(2)(6)	100 basis point decrease	50 basis point decrease	50 basis point increase	100 basis point increase
Potential impact on net income(3)(6)	$(400)	$(100)	$50	$100
Potential impact on OCI	$500	$250	$(250)	$(500)
Potential impact on MCCSR(4)	12% points decrease	5% points decrease	4% points increase	8% points increase
Equity markets sensitivity(5)	25% decrease	10% decrease	10% increase	25% increase
Potential impact on net income(3)	$(250)	$(50)	$50	$150
Potential impact on OCI	$(150)	$(50)	$50	$150
Potential impact on MCCSR(4)	5% points decrease	1% points decrease	1% points increase	1% points increase

(1)	Net income and OCI sensitivities have been rounded to the nearest $50 million.
(2)

Interest rate sensitivities assume a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(3)

The market risk sensitivities include the estimated mitigation impact of our hedging programs in effect as at March 31, 2015 and December 31, 2014, and include new business added and product changes implemented prior to such dates.

(4)

The MCCSR sensitivities illustrate the impact on Sun Life Assurance as at March 31, 2015 and December 31, 2014. This excludes the impact on assets and liabilities that are in SLF Inc. but not included in Sun Life Assurance. MCCSR sensitivities as at December 31, 2014 reflect the impact of IAS 19 Employee Benefits and its phase-in impact on available capital.

(5)

Represents the respective change across all equity markets as at March 31, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

(6)

The majority of interest rate sensitivity, after hedging, is attributed to individual insurance products. We also have interest rate sensitivity, after hedging, from our fixed annuity and segregated funds products.

Our net income sensitivity to interest rate declines has decreased since December 31, 2014. This is the result of an improvement in the measurement of the sensitivity, partially offset by an increase in sensitivity due to the decline in the level of interest rates over the first quarter.

22	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Credit Spread and Swap Spread Sensitivities

We have estimated the immediate impact or sensitivity of our reported net income attributable to certain instantaneous changes in credit and swap spreads. The credit spread sensitivities reflect the impact of changes in credit spreads on our asset and liability valuations (including non-sovereign fixed income assets, provincial governments, corporate bonds, and other fixed income assets). The swap spread sensitivities reflect the impact of changes in swap spreads on swap-based derivative positions and liability valuations.

Credit Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)(2)	50 basis point decrease	50 basis point increase
March 31, 2015	$(125)	$125
December 31, 2014	$(100)	$125

(1)	Sensitivities have been rounded to the nearest $25 million.
(2)	In most instances, credit spreads are assumed to revert to long-term insurance contract liability assumptions generally over a five-year period.

Swap Spread Sensitivities ($ millions, after-tax)

Net income sensitivity(1)	20 basis point decrease	20 basis point increase
March 31, 2015	$75	$(75)
December 31, 2014	$75	$(75)

(1)	Sensitivities have been rounded to the nearest $25 million.

The credit and swap spread sensitivities assume a parallel shift in the indicated spreads (i.e., equal shift across the entire spread term structure). Variations in realized spread changes based on different terms to maturity, geographies, asset class/derivative types, underlying interest rate movements, and ratings may result in realized sensitivities being significantly different from those provided above. The credit spread sensitivity estimates exclude any credit spread impact that may arise in connection with asset positions held in segregated funds. Spread sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Refer to the section Additional Cautionary Language and Key Assumptions Related to Sensitivities for important additional information regarding these estimates.

General Account Insurance and Annuity Products

Most of our expected sensitivity to interest rate risk is derived from our general account insurance and annuity products. We have implemented market risk management strategies to mitigate a portion of the market risk related to our general account insurance and annuity products.

Individual insurance products include universal life and other long-term life and health insurance products. Major sources of market risk exposure for individual insurance products include the reinvestment risk related to future premiums on regular premium policies, asset reinvestment risk on both regular premium and single premium policies, and the guaranteed cost of insurance. Interest rate risk for individual insurance products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment policy or guidelines. Targets and limits are established so that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and assets are re-balanced as necessary to maintain compliance within policy limits using a combination of assets and derivative instruments. A portion of the longer-term cash flows are backed with equities and real estate.

For participating insurance products and other insurance products with adjustability features, the investment strategy objective is to provide a total rate of return given a constant risk profile over the long term.

Fixed annuity products generally provide the policyholder with a guaranteed investment return or crediting rate. Interest rate risk for these products is typically managed on a duration basis, within tolerance ranges set out in the applicable investment guidelines. Targets and limits are established such that the level of residual exposure is commensurate with our risk appetite. Exposures are monitored frequently, and are re-balanced as necessary to maintain compliance within prescribed tolerances using a combination of fixed income assets and derivative instruments.

Certain insurance and annuity products contain minimum interest rate guarantees. Market risk management strategies are implemented to limit potential financial loss due to reductions in asset earned rates relative to contract guarantees. These typically involve the use of hedging strategies utilizing interest rate derivatives such as interest rate floors, swaps, and swaptions.

Certain insurance and annuity products contain features which allow the policyholders to surrender their policy at book value. Market risk management strategies are implemented to limit the potential financial loss due to changes in interest rate levels and policyholder behaviour. These typically involve the use of hedging strategies such as dynamic option replication and the purchase of interest rate swaptions.

Certain products have guaranteed minimum annuitization rates. Market risk management strategies are implemented to limit the potential financial loss and typically involve the use of fixed income asset, interest rate swaps, and swaptions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	23

Segregated Fund Guarantees

Approximately one half of our expected sensitivity to equity market risk and a small amount of interest rate risk sensitivity is derived from segregated fund products. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal, or annuitization. The cost of providing for the guarantees in respect of our segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, our hedging strategies, policyholder behaviour, and mortality experience, each of which may result in negative impacts on net income and capital.

The following table provides information with respect to the guarantees provided in our segregated fund businesses.

As at March 31, 2015
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,382	142	11,140	364
SLF U.S.	5,622	270	5,646	114
Run-off reinsurance(4)	3,058	540	2,153	578
Total	22,062	952	18,939	1,056

As at December 31, 2014
($ millions)	Fund value	Amount at Risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	13,039	217	11,202	273
SLF U.S.	5,194	259	5,236	96
Run-off reinsurance(4)	2,800	501	1,999	526
Total	21,033	977	18,437	895

(1)

The Amount at Risk represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The Amount at Risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal, or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the value of guarantees is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The insurance contract liabilities represent management’s provision for future costs associated with these guarantees and include a provision for adverse deviation in accordance with Canadian actuarial standards of practice.

(4)

The Run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business is part of a closed block of reinsurance, which is included in the Corporate segment.

The movement of the items in the table above from December 31, 2014 to March 31, 2015 was primarily as a result of the following factors:

(i)	fund values increased due to favourable equity market movements and the weakening of the Canadian dollar against the U.S. dollar, partially offset by the natural run-off of the block;
(ii)	the Amount at Risk decreased due to favourable equity market movements, partially offset by the weakening of the Canadian dollar;
(iii)	the total value of guarantees increased mainly due to the weakening of the Canadian dollar, partially offset by the natural run-off of the block; and
(iv)	insurance contract liabilities increased due to unfavourable interest rate movement and the weakening of the Canadian dollar, partially offset by favourable equity market movements.

Segregated Fund Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the cost of interest rate and equity market-related volatility in providing for segregated fund guarantees. As at March 31, 2015, over 90% of our segregated fund contracts, as measured by associated fund values, were included in a hedging program. While a large percentage of contracts are included in the hedging program, not all of our equity and interest rate exposure related to these contracts is hedged. For those segregated fund contracts included in the hedging program, we generally hedge the value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing these guarantees and we do not hedge the value of other fee streams that do not relate to costs of hedging of guarantees.

The following table illustrates the impact of our hedging program related to our sensitivity to a 50 basis point and 100 basis point decrease in interest rates and 10% and 25% decrease in equity markets for segregated fund contracts as at March 31, 2015 and December 31, 2014.

24	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impact of Segregated Fund Hedging

March 31, 2015
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(450)	(200)	(550)
Hedging impact	200	450	150	450
Net of hedging	–	–	(50)	(100)

December 31, 2014
($ millions)	Changes in interest rates(3)		Changes in equity markets(4)
Net income sensitivity(1)(2)	50 basis point decrease	100 basis point decrease	10% decrease	25% decrease
Before hedging	(200)	(400)	(150)	(500)
Hedging impact	200	400	150	400
Net of hedging	–	–	–	(100)

(1)	Net income sensitivities have been rounded to the nearest $50 million.
(2)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this will result in residual volatility to interest rate and equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(3)

Represents a parallel shift in assumed interest rates across the entire yield curve as at March 31, 2015 and December 31, 2014. Variations in realized yields based on factors such as different terms to maturity and geographies may result in realized sensitivities being significantly different from those illustrated above. Sensitivities include the impact of re-balancing interest rate hedges for segregated funds at 10 basis point intervals (for 50 basis point changes in interest rates) and at 20 basis point intervals (for 100 basis point changes in interest rates).

(4)

Represents the change across all equity markets as at March 31, 2015 and December 31, 2014. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk, and other factors), realized sensitivities may differ significantly from those illustrated above. Sensitivities include the impact of re-balancing equity hedges for segregated funds at 2% intervals (for 10% changes in equity markets) and at 5% intervals (for 25% changes in equity markets).

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the value of, or future cash flows on, real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents, and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals, or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in value will impact our profitability and financial position. An instantaneous 10% decrease in the value of our direct real estate investments as at March 31, 2015 would decrease net income by approximately $150 million ($150 million decrease as at December 31, 2014). Conversely, an instantaneous 10% increase in the value of our direct real estate investments as at March 31, 2015 would increase net income by approximately $150 million ($150 million increase as at December 31, 2014).

Additional Cautionary Language and Key Assumptions Related to Sensitivities

Our market risk sensitivities are measures of our estimated change in net income and OCI for changes in interest rates and equity market price levels described above, based on interest rates, equity market prices, and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or valuation allowances on deferred tax assets. The sensitivities are provided for the consolidated entity and may not be proportional across all reporting segments. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2014 have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to instantaneous changes in credit spreads, swap spreads, real estate price levels, and capital sensitivities to changes in interest rates and equity price levels. The real estate sensitivities are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures. The cautionary language which appears in this section is also applicable to the credit spread, swap spread, real estate, and MCCSR ratio sensitivities. In particular, these sensitivities are based on interest rates, credit and swap spreads, equity market, and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, credit and swap spreads, equity market, and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	25

As these market risk sensitivities reflect an instantaneous impact on net income, OCI, and Sun Life Assurance’s MCCSR ratio, they do not include impacts over time such as the effect on fee income in our asset management businesses.

The sensitivities reflect the composition of our assets and liabilities as at March 31, 2015 and December 31, 2014. Changes in these positions due to new sales or maturities, asset purchases/sales, or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge programs in place as at the March 31 and December 31 calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), model risk, and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at March 31, 2015 and December 31, 2014, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models, or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other than proportionate impacts.

Our hedging programs may themselves expose us to other risks, including basis risk (i.e., the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk, and other operational risks. These factors may adversely impact the net effectiveness, costs, and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (e.g., hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties, and transacting through International Swaps and Derivatives Association agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI, and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impact will be consistent with the estimates provided.

Information related to market risk sensitivities and guarantees related to segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates, and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our Annual Consolidated Financial Statements, annual MD&A, and AIF, for the year ended December 31, 2014.

Changes in Accounting Policies

We have not adopted any new and amended IFRS in the current period ended March 31, 2015.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period which began on January 1, 2015 and ended on March 31, 2015 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

26	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Non-IFRS Financial Measures

Additional information on the use of non-IFRS measures, including the definition of operating net income (loss) and underlying net income (loss), is available in this document under the heading Use of Non-IFRS Financial Measures.

The following table sets out the amounts that were excluded from our operating net income (loss), underlying net income (loss), operating EPS, and underlying EPS, and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results
($ millions, unless otherwise noted)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Reported Net income	441	502	435	425	400
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting	15	(6)	2	(8)	5
Fair value adjustments on share-based payment awards at MFS	(20)	1	(31)	(44)	(51)
Restructuring and other related costs	–	(4)	(3)	(11)	(8)
Operating net income (loss)	446	511	467	488	454

Market related impacts	(22)	(21)	(54)	(22)	(26)
Assumption changes and management actions	(48)	172	4	11	40
Underlying net income (loss)	516	360	517	499	440

Reported EPS (diluted) ($)	0.72	0.81	0.71	0.69	0.65
Impact of certain hedges in SLF Canada that do not qualify for hedge accounting ($)	0.02	(0.01)	–	(0.01)	0.01
Fair value adjustments on share-based payment awards at MFS ($)	(0.03)	–	(0.05)	(0.07)	(0.08)
Restructuring and other related costs ($)	–	(0.01)	–	(0.02)	(0.01)
Impact of convertible securities on diluted EPS ($)	–	–	–	(0.01)	(0.01)
Operating EPS (diluted) ($)	0.73	0.83	0.76	0.80	0.74

Market related impacts ($)	(0.03)	(0.04)	(0.09)	(0.03)	(0.04)
Assumption changes and management actions ($)	(0.08)	0.28	0.01	0.02	0.06
Underlying EPS (diluted) ($)	0.84	0.59	0.84	0.81	0.72

Management also uses the following non-IFRS financial measures:

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine operating ROE and underlying ROE, operating net income (loss) and underlying net income (loss) are divided by the total weighted average common shareholders’ equity for the period, respectively.

Adjusted revenue. This measure excludes from revenue the impact of: (i) exchange rate fluctuations, from the translation of functional currencies to the Canadian dollar, for comparisons (“Constant Currency Adjustment”); (ii) Fair value and foreign currency changes on assets and liabilities (“FV Adjustment”); and (iii) reinsurance for the insured business in SLF Canada’s GB operations (“Reinsurance in SLF Canada’s GB Operations Adjustment”). Adjusted revenue is an alternative measure of revenue that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Revenues	7,332	7,375	5,614	6,315	6,460
Constant Currency Adjustment	307	72	(31)	(25)	–
FV Adjustment	2,495	2,196	495	1,560	1,921
Reinsurance in SLF Canada’s GB Operations Adjustment	(1,185)	(1,154)	(1,130)	(1,120)	(1,161)
Adjusted revenue	5,715	6,261	6,280	5,900	5,700

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	27

Adjusted premiums and deposits. This measure adjusts premiums and deposits for the impact of: (i) the Constant Currency Adjustment and (ii) the Reinsurance in SLF Canada’s GB Operations Adjustment. Adjusted premiums and deposits is an alternative measure of premiums and deposits that provides greater comparability across reporting periods.

	Quarterly results
($ millions)	Q1’15	Q4’14	Q3’14	Q2’14	Q1’14
Premiums and deposits	36,754	31,770	29,124	28,876	32,710
Constant Currency Adjustment	3,513	783	(300)	(236)	–
Reinsurance in SLF Canada’s GB Operations Adjustment	(1,185)	(1,154)	(1,130)	(1,120)	(1,161)
Adjusted premiums and deposits	34,426	32,141	30,554	30,232	33,871

Pre-tax operating profit margin ratio for MFS. This ratio is a measure of the underlying profitability of MFS, which excludes certain investment income and commission expenses that are offsetting. These amounts are excluded in order to neutralize the impact these items have on the pre-tax operating profit margin ratio, as they are offsetting in nature and have no impact on the underlying profitability of MFS.

Impact of foreign exchange. Several IFRS financial measures are presented on a constant currency adjusted basis to exclude the impact of foreign exchange rate fluctuations. These measures are calculated using the average or period end foreign exchange rates, as appropriate, in effect at the date of the comparative period.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

Other. Management also uses the following non-IFRS financial measures for which there are no comparable financial measures in IFRS: (i) ASO premium and deposit equivalents, mutual fund sales, managed fund sales, life and health sales, and total premiums and deposits; (ii) AUM, mutual fund assets, managed fund assets, other AUM, and assets under administration; (iii) the value of new business, which is used to measure the estimated lifetime profitability of new sales and is based on actuarial calculations; and (iv) assumption changes and management actions, which is a component of our sources of earnings disclosure. Sources of earnings is an alternative presentation of our Consolidated Statements of Operations that identifies and quantifies various sources of income. The Company is required to disclose its sources of earnings by its principal regulator, the Office of the Superintendent of Financial Institutions.

28	Sun Life Financial Inc.	First Quarter 2015	MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include (i) statements relating to our strategies, (ii) statements that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) statements that include words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out in this document under the headings Capital Management and Risk Management and in SLF Inc.’s 2014 AIF under the headings Risk Factors and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: business risks –economic and geo-political risks; risks in implementing business strategies; changes in legislation and regulations, including capital requirements and tax laws; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia, including the Company’s joint ventures; the impact of competition; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; market conditions that affect the Company’s capital position or its ability to raise capital; downgrades in financial strength or credit ratings; risks relating to estimates and judgments used in calculating taxes; the impact of mergers, acquisitions and divestitures; the ineffectiveness of risk management policies and procedures; risks relating to the closed block of business; market, credit, and liquidity risks – the performance of equity markets; credit risks related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, derivative counterparties, other financial institutions, and other entities; changes or volatility in interest rates or credit spreads or swap spreads; fluctuations in foreign currency exchange rates; risks relating to real estate investments; risks relating to market liquidity; insurance risks – risks relating to the rate of mortality improvement; risks relating to policyholder behaviour; risks relating to product design and pricing; risks relating to mortality and morbidity, including the occurrence of natural or man-made disasters, pandemic diseases, and acts of terrorism; the impact of higher-than-expected future expenses; the availability, cost, and effectiveness of reinsurance; operational risks – breaches or failure of information system security and privacy, including cyber terrorism; risks relating to our information technology infrastructure; failure of information systems and Internet-enabled technology; the ability to attract and retain employees; legal and regulatory proceedings, including inquiries and investigations; risks relating to financial modelling errors; business continuity risks; dependence on third-party relationships, including outsourcing arrangements; and risks relating to the environment, environmental laws and regulations, and third-party policies.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	First Quarter 2015	29